UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2005

Rescheduling of Court Hearing

 (Commission File.  No 0-20390).

ID BIOMEDICAL CORPORATION

(Translation of registrant’s name in English)

1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:  Form 20-F ☐  40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes: ☐  No: ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation

	By:	/s/ Anthony F. Holler

Anthony F. Holler, Chief Executive Officer

Date: November 25, 2005

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For immediate release

ID BIOMEDICAL ANNOUNCES RESCHEDULING OF COURT HEARING
TO APPROVE ACQUISITION BY GLAXOSMITHKLINE

Vancouver, BC- November 18, 2005 – ID Biomedical Corporation (TSX: IDB; NASDAQ: IDBE) (“ID Biomedical”) announced today that its application to the British Columbia Supreme Court to approve the proposed acquisition of ID Biomedical by GlaxoSmithKline plc. and GlaxoSmithKline Inc. has been rescheduled from today to Friday, December 2, 2005.

Completion of the proposed transaction remains subject to a number of conditions, including receipt of certain regulatory approvals and approval of the British Columbia Supreme Court.  ID Biomedical continues to expect the transaction to be completed by late 2005 or early 2006.

ID Biomedical will provide further updates on the expected timing of the proposed transaction in the near future.

About ID Biomedical

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products.  It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States.  ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market.  It received a ten year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event.  It also currently supplies approximately 75% of the Canadian government’s influenza vaccine purchases.

The information in this news release contains so-called “forward-looking” statements.  These include statements regarding ID Biomedical’s expectations and plans relating to the interaction of the vaccine business acquired from Shire, statements about ID Biomedical’s expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as “anticipate”, “expect”, “intend”, “plan”, “will”, “we believe”, “ID Biomedical believes”, “management believes”, and similar language.  All forward-looking statements are based on ID Biomedical’s current expectations and are subject to risks and uncertainties and to assumptions made.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company’s ability to successfully complete the proposed GlaxoSmithKline transaction; (ii) the company’s ability to successfully complete preclinical and clinical development of its products; (iii) the company’s ability to manufacture its products; (iv) the seasonality of the flu -vaccine business and related fluctuations in the company’s revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (vi) the company’s ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company’s filings with the Securities and Exchange Commission.  ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

For further information, please contact:

Investor Relations / Media

Dean Linden	Michèle Roy
(604) 431-9314	(450) 978-6313
dlinden@idbiomedical.com	mroy@idbiomedical.com

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